UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 10, 2020.

Autonomous City of Buenos Aires, November 10, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 09/30/2020

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on November 10, 2020, approved the condensed interim financial statements for the nine-month period ended September 30, 2020. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of net income (1) (in millions of pesos)

Attributable to shareholders of the Company	(113,884)
Attributable to minority interests	(145)

Total net income	(114,029)

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	143,962
Attributable to minority interests	1,235

Total other comprehensive income	145,197

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	30,078
Attributable to minority interests	1,090

Total other comprehensive income	31,168

4) Detail of Shareholders’ equity as of 09/30/2020 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,928

Adjustment to contributions	6,092
Shares in treasury	5
Adjustment to shares in treasury	9
Stock compensation plan	(185)
Acquisition cost of treasury shares	891
Share trading premium	(613)
Issuance premiums	640

Total shareholders’ contributions	10,767

Legal reserve	2,007
Reserve for future dividends	3,700
Reserve for investments	8,934
Reserve for repurchase of own shares	550
Reserve for NIIF special initial adjustment	—
Other comprehensive income	660,748
Retained earning	(113,884)

Subtotal Shareholders’ equity	572,822

Minority interests	6,640

Total Shareholders’ equity	579,462

(1)	Amounts in accordance with IFRS

5. Shares owned by the controlling shareholder of the Company

As of September 30, 2020, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the company:

Federal Government—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Santiago Wesenack Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 10, 2020	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer